Filed Pursuant to General Instruction II.L. of Form F-10

File Number 333-278311

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus dated March 28, 2024 to which it relates (the “Prospectus”), as may be amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada and with the United States Securities Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Hudbay Minerals Inc. at 25 York Street, Suite 800, Toronto, Ontario, CA, M5J 2V5, Attention: Corporate Secretary, Telephone (416) 362-8181, and are also available electronically at www.sedarplus.ca and www.sec.gov.

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 21, 2024

PRELIMINARY PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated March 28, 2024)

NEW ISSUE	May 21, 2024

HUDBAY MINERALS INC.

US$●

● Common Shares

Hudbay Minerals Inc. (the “Company”, “Hudbay”, “we”, “our” or “us”) is hereby qualifying the distribution (the “Offering”) of ● common shares of the Company (the “Common Shares”) at a price of US$● per Common Share (the “Offering Price”).

The Common Shares are being offered pursuant to an underwriting agreement dated May ●, 2024 (the “Underwriting Agreement”) among the Company, RBC Dominion Securities Inc. (“RBC”) and BMO Nesbitt Burns Inc. (“BMO”), as joint bookrunners (RBC and BMO together, the “Joint Bookrunners”), and ●, ●, and ● (collectively with the Joint Bookrunners, the “Underwriters”). The Common Shares will be offered in all of the provinces and territories of Canada (other than Quebec), and the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents in accordance with the Underwriting Agreement. See “Plan of Distribution” and “Description of the Securities Being Distributed”.

The outstanding Common Shares are listed and posted for trading on the TSX, the NYSE and Bolsa de Valores de Lima under the symbol “HBM”. On May 17 and 20, 2024, the last trading days on the TSX and NYSE, respectively, prior to the date of this Prospectus Supplement, the closing price of the outstanding Common Shares on the TSX and on the NYSE was C$13.98 and US$10.25, per Common Share, respectively. The Company will apply to list the Common Shares qualified for distribution hereunder on the TSX and will notify NYSE of the Offering. Listing is subject to the approval of the TSX and completion of NYSE’s review process in accordance with their respective applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

Offering Price: US$● per Common Share

	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds to the Company(3)
Per Common Share	US$●	US$●	US$●
Total(4)	US$●	US$●	US$●

Notes:

(1)	The Offering Price was determined by arm’s length negotiation between the Company and the Joint Bookrunners, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

(2)	The Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 4.0% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option (as defined herein)). See “Plan of Distribution” for additional information regarding the Underwriters’ Fee.

(3)	After deducting the Underwriters’ Fee but before deducting the expenses of the Offering (estimated to be approximately US$●) which will be paid from the proceeds of the Offering.

(4)	The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time, and from time to time, for a period of 30 days from the closing date, which is anticipated to be on or about May 24, 2024 (the “Closing Date”) to purchase up to an additional ● Common Shares (the “Over-Allotment Shares”) at the Offering Price to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$●, US$● and US$●, respectively. This Prospectus Supplement, together with the Prospectus, qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares issuable on the exercise of the Over-Allotment Option acquires such Common Shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out information relating to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Additional Common Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	● Over-Allotment Shares	Up to 30 days from the Closing Date	US$● per Over-Allotment Share

Unless the context otherwise requires, when used herein, all references to the “Offering” and “Common Shares” include the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Common Shares for sale, subject to prior sale, if as and when issued by the Company and accepted by the Underwriters, in accordance with the terms and conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain Canadian legal matters on behalf of the Company by Goodmans LLP, certain U.S. legal matters on behalf of the Company by Baker & McKenzie LLP, certain Canadian legal matters on behalf of the Underwriters by Cassels Brock & Blackwell LLP, and certain U.S. legal matters on behalf of the Underwriters by Latham & Watkins LLP.

Subscriptions for the Common Shares offered hereunder will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering (the “Closing”) is expected to take place on or about the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, provided that the Common Shares are to be taken up by the Underwriters on or before the date that is not later than 42 days after the date of this Prospectus Supplement. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may decrease the price of which the Common Shares are distributed from the Offering Price specified on the cover page. See “Plan of Distribution”.

The Common Shares will be deposited on the Closing Date with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee, or The Depository Trust Corporation (“DTC”) or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Common Shares will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Common Shares are purchased and who is a CDS or DTC depository service participant. See “Plan of Distribution”.

The Offering is being made by Hudbay as a Canadian issuer that is a foreign private issuer under United States securities laws and is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Hudbay has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Any investment in the Common Shares involves significant risks that should be carefully considered by prospective investors before purchasing the Common Shares. Prospective purchasers should carefully consider the risk factors described herein under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements”.

Prospective investors should be aware that the acquisition, ownership, or disposition of the Common Shares described herein may have tax consequences in both Canada and the United States. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. Prospective investors should read the discussion under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement and consult their own tax advisors regarding the Canadian, United States, or other tax consequences to them of the acquisition, ownership, or disposition of the Common Shares. See also “Risk Factors” in this Prospectus Supplement and the Prospectus.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is organized under the federal laws of Canada, that some of its officers and directors reside principally in Canada, that some or all of the experts named in this Prospectus Supplement and in the accompanying Prospectus may be residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside of the United States. See “Enforceability of Civil Liabilities”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Canadian chartered bank affiliates of RBC, BMO and ● are lenders to the Company under the Company’s Fifth Amended and Restated Credit Facility with the lenders party thereto from time to time and the Canadian Imperial Bank of Commerce, as administrative agent, dated as of October 26, 2021, as amended, or the Company’s Third Amended and Restated Credit Facility with the lenders party thereto from time to time and the Canadian Imperial Bank of Commerce, as administrative agent, dated as of October 26, 2021, as amended, (collectively, the “Credit Facilities”). Consequently, the Company may be considered to be a “connected issuer”, as defined in National Instrument 33-105 — Underwriting Conflicts, of RBC, BMO and ● under applicable securities laws in certain Canadian provinces and territories. See “Plan of Distribution – Connected Issuer”.

The Company is incorporated under the Canada Business Corporations Act (the “CBCA”) and its head and registered office is at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and its principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

IMPORTANT INFORMATION ABOUT THE PROSPECTUS
AND THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering, and also supplements and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Potential investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company has not, and the Underwriters have not, authorized anyone to provide potential investors with different or additional information. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. A potential investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Neither the Company nor the Underwriters are making an offer of the Common Shares in any jurisdiction where such offer is not permitted.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. All dollar amounts and financial information in this Prospectus Supplement, the Prospectus and any document incorporated by reference herein and therein is presented in Canadian dollars unless otherwise indicated.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus Supplement to “Hudbay”, the “Company”, “we”, “our”, “us” and similar expressions are references to Hudbay Minerals Inc. and our subsidiaries and the business carried on by all such entities.

Financial Information

The financial statements incorporated by reference in this Prospectus Supplement and in the Prospectus have been prepared in accordance with IFRS, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as us, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus Supplement and the Prospectus is presented in accordance with IFRS. As a result, our financial statements and other financial information included or incorporated by reference in this Prospectus Supplement and the Prospectus may not be comparable to financial statements and financial information of United States companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein, contain “forward-looking information”, “forward-looking statements”, “future-oriented financial information”, and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbor” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). All information contained in this Prospectus Supplement, other than statements of current and historical fact, is forward-looking information. All of the forward-looking information in this Prospectus Supplement is qualified by this cautionary note. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled” “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information includes, but is not limited to, statements with respect to the Company’s production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, the ability of the Company to stabilize and optimize the Copper Mountain mine operation and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, the ability of the Company to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of the development and exploration drift at the 1901 deposit, the benefits and results of the option agreement entered into with Marubeni Corporation, the Company’s future deleveraging strategies and the Company’s ability to deleverage and repay debt as needed, expectations regarding the Company’s cash balance and liquidity, the Company’s ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, the ability to continue mining higher-grade ore in the Pampacancha pit and the Company’s expectations resulting therefrom, expectations regarding the ability for the Company to further reduce greenhouse gas emissions, the Company’s evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on the Company’s performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the Company’s Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the Company’s financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and mineral resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, business and acquisition strategies, the intention of the Company to complete the Offering on the terms and conditions described herein, the timing and closing of the Offering, the listing of the Common Shares on the TSX and NYSE, the potential for the Underwriters to exercise the Over-Allotment Option or undertake market stabilization transactions, the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals, and the proposed use of proceeds of the Offering. Forward-looking information is not, and cannot be, a guarantee of future results or events.

The purpose of disclosing future-oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future-oriented financial information and financial outlook may not be appropriate for other purposes. Future-oriented financial information and financial outlook has been prepared by the Company’s management.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that have identified and were applied by Hudbay in drawing conclusions or making forecasts or projections set out in the forward-looking information, include, but are not limited to:

-	the ability to achieve production, cost and capital guidance;

-	the ability to achieve discretionary spending reductions without impacting operations;

-	no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;

-	no interruptions to Hudbay’s plans for advancing the Copper World project, including with respect to timely receipt of applicable permits and the pursuit of a potential minority joint venture partner;

-	the ability for Hudbay to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;

-	the ability to execute on the exploration plans and to advance related drill plans;

-	the ability to advance the exploration program at Maria Reyna and Caballito;

-	the success of mining, processing, exploration and development activities;

-	the scheduled maintenance and availability of Hudbay’s processing facilities;

-	the accuracy of geological, mining and metallurgical estimates;

-	anticipated metals prices and the costs of production;

-	the supply and demand for metals Hudbay produces;

-	the supply and availability of all forms of energy and fuels at reasonable prices;

-	no significant unanticipated operational or technical difficulties;

-	no significant interruptions to operations due to adverse effects from extreme weather events, including the current forest fire in the Flin Flon region and potential seasonal forest fires that may affect the regions in which the Company operates;

-	the execution of Hudbay’s business and growth strategies, including the success of their strategic investments and initiatives;

-	the ability to achieve Hudbay’s objectives and targets with respect to environmental and climate change initiatives;

-	the availability of additional financing;

-	the ability to deleverage and repay debt as needed;

-	the ability to complete projects on time and on budget and other events that may affect Hudbay’s ability to develop Hudbay’s projects;

-	the timing and receipt of various regulatory and governmental approvals;

-	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

-	maintaining good relations with the employees at Hudbay’s operations;

-	maintaining good relations with the labour unions that represent certain of Hudbay’s employees in Manitoba and Peru;

-	maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

-	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

-	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

-	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of their unpatented mining claims;

-	the timing and possible outcome of pending litigation and no significant unanticipated litigation;

-	certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

-	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain, the failure to effectively complete the integration and optimization of the Copper Mountain operations or to achieve anticipated operating synergies, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of Hudbay’s employees in Manitoba and Peru, uncertainties related to the development and operation of the Company’s projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, risks related to extreme weather events, including risks arising from the current forest fire in the Flin Flon region, potential seasonal forest fires that may affect the regions in which the Company operates and other severe storms, operational risks and hazards, including the cost of maintaining and upgrading the Company’s tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the Company’s reserves, volatile financial markets and interest rates that may affect the Company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and mineral resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the Company’s ability to comply with its pension and other post-retirement obligations, the Company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, discussed in greater detail under “Risk Factors” in this Prospectus Supplement and in the Prospectus and in the Company’s Annual Information Form (as defined herein) available on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

Subject to applicable securities law requirements, Hudbay undertakes no obligation to update or revise any forward-looking information after the date of this Prospectus Supplement whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information. However, any further disclosures made on related subjects in subsequent reports should be consulted.

CAUTIONARY NOTE REGARDING PRODUCTION OUTLOOK, GUIDANCE, ESTIMATES

Production outlook, guidance and estimates are subject to a variety of factors that are likely to cause actual results to vary from the Company’s estimates, and such variations may be material. Forward-looking information generally involves risks and uncertainties as described above which are, in many instances, beyond the Company’s control. Production outlook, guidance and estimates reflect certain assumptions by the Company, which assumptions may differ with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists, all of which assumptions are difficult to predict and many of which are beyond the Company’s control. Accordingly, there is no assurance that any production outlook, guidance or estimates are indicative of the Company’s future performance or that actual results may not differ materially from those in any production outlook, guidance and estimates.

MINERAL RESERVE AND MINERAL RESOURCE INFORMATION

The disclosure in this Prospectus Supplement and the Prospectus (including in the documents incorporated by reference) of a scientific or technical nature for the Company’s material mineral properties, including disclosure of mineral reserves and resources, is based on technical reports prepared for those properties in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and other information that has been prepared by or under the supervision of “qualified persons” (as such term is defined in NI 43-101) and included in this Prospectus Supplement and the Prospectus with the consent of such persons. The technical reports in respect of the Company’s material mineral properties have been filed on SEDAR+ and can be reviewed at www.sedarplus.ca. Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, “indicated” and “inferred” mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an “indicated” or “inferred” mineral resource will ever be upgraded to a higher category of resource or, ultimately, a reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of a mineral deposit with resources in these categories will ever be converted into proven or probable reserves. For more information see the “Risk Factors” in the Company’s Annual Information Form (as defined herein) available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on mineral resources and mineral reserves, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Prospectus Supplement and the documents incorporated by reference herein use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Rules.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada and with the SEC in the United States. Copies of these documents may be obtained on request without charge from the Corporate Secretary of the Company at our principal executive office which is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5, Telephone (416) 362-8181 or by accessing these documents from SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov.

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely as of the date hereof and only for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full details. See “Documents Incorporated by Reference” in the Prospectus.

The following documents of the Company filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the annual information form of the Company for the year ended December 31, 2023, dated March 27, 2024 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the independent auditors’ report thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of operations of the Company for the year ended December 31, 2023 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company as at and for the period ended March 31, 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of operations of the Company for the period ended March 31, 2024 (the “Interim MD&A”);

(f)	the management information circular of the Company dated April 8, 2024 regarding the annual and special meeting of shareholders of the Company scheduled to be held on May 21, 2024;

(g)	the joint management information circular (“the JIC”) of the Company dated May 15, 2023 for special meeting of the shareholders of Hudbay and Copper Mountain Mining Corporation held on June 13, 2023, excluding (a) “Information Concerning Hudbay”, “Information Concerning CMMC” and “Information Concerning Hudbay Following the Arrangement” as each appears in the Introduction, Summary, and in the body of the JIC and Appendices K “Information Concerning Hudbay” and L “Information Concerning CMMC”, which information has been modified or superseded by statements in the Prospectus or other subsequently filed documents incorporated by reference in this Prospectus Supplement; and (b) Appendix H, Appendix I and Appendix J of the JIC and all references to or summaries of such fairness opinions contained in the JIC, being opinions in respect of a specific completed transaction unrelated to the distribution of securities under this Prospectus Supplement; and

(h)	the term sheet for the Offering dated as of May 21, 2024, summarizing the terms of the Offering (the “Term Sheet”).

Any document of the type required by National Instrument 44-101– Short Form Prospectus Distributions to be incorporated by reference into this Prospectus Supplement, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) which are filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus Supplement and prior to the completion or withdrawal of this distribution of securities shall be deemed to be incorporated by reference in this Prospectus Supplement. Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus Supplement.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act after the date of this Prospectus Supplement but prior to the completion of this Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein) of which this Prospectus Supplement forms a part. In addition, if and to the extent indicated therein, the Company may incorporate by reference in this Prospectus Supplement documents that it files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein, therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus Supplement or the Prospectus, except as so modified or superseded.

References to the Company’s website or any other website in this Prospectus Supplement, the Prospectus or any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into the Prospectus Supplement and the Prospectus, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

In connection with the Offering, the Underwriters may use “marketing materials” (as such term is defined in NI 44-101 Short Form Prospectus Distributions), including the Term Sheet. The marketing materials do not form part of this Prospectus Supplement and the Prospectus to the extent that the contents of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any “marketing materials” filed after the date of this Prospectus Supplement and before the termination of the distribution of the securities offered pursuant to this Prospectus Supplement (together with the Prospectus) is deemed to be incorporated by reference in this Prospectus Supplement.

SUMMARY DESCRIPTION OF THE BUSINESS

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay’s Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay’s Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a copper development pipeline that includes the Copper World project in Arizona (United States) and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria.

Hudbay has four material mineral projects:

1.	its 100% owned Constancia mine, an open pit copper mine in Peru, which achieved commercial production in the second quarter of 2015;

2.	its 100% owned Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014;

3.	its 75% owned Copper Mountain Mine, an open pit copper mine in southern British Columbia, which also produces gold and silver as by-product metals; and

4.	its 100% owned Copper World project, a copper development project in Pima County, Arizona.

In addition to mining properties in northern Manitoba and the Copper Mountain mine in southern British Columbia, Hudbay owns and operates a portfolio of processing facilities in Canada. This includes the Stall concentrator, which produces zinc and copper concentrates and the recently refurbished New Britannia mill, which produces copper concentrate and gold/silver doré (each of which is in Snow Lake, Manitoba), and the processing facility at the Copper Mountain mine, which produces copper concentrate. Hudbay also owns a number of other properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed for its Snow Lake operations.

In Peru, Hudbay owns and operates a processing facility at Constancia, which produces copper and molybdenum concentrates from Hudbay’s Constancia and Pampacancha deposits. Hudbay also owns a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. In addition, Hudbay owns a 100% interest in the Llaguen project, a greenfield project located close to existing infrastructure in northern Peru.

In Nevada, Hudbay owns a 100% interest in the Mason project, an early-stage copper project with a substantial mineral resource and a robust PEA.

The following map shows where our primary assets and certain exploration properties are located:

Further information regarding the business of the Company, its operations and its material mineral properties can be found in the Prospectus and the documents incorporated by reference therein and herein. See “Documents Incorporated by Reference”.

CONSOLIDATED CAPITALIZATION

Other than as set out under the heading “Prior Sales”, there have been no material changes in the share and loan capital of the Company since March 31, 2024 to the date of this Prospectus Supplement. The following table outlines the consolidated capitalization of the Company as at March 31, 2024 and as at March 31, 2024 after giving effect to the Offering:

	As at March 31, 2024 (expressed in thousands of U.S. dollars except equity security amounts)	As at March 31, 2024, after giving effect to the Offering (expressed in thousands of U.S. dollars except equity security amounts)	As at March 31, 2024, after giving effect to the Offering, and including the full exercise of the Over- Allotment Option (expressed in thousands of U.S. dollars except equity security amounts)
Cash and cash equivalents	284,385	●	●
Share Capital
Common Shares	2,241,841	●	●
Equity Reserves	19,523	●	●
Retained Earnings	(153,832)	●	●
Equity attributable to owners of the Company	2,107,532	●	●
Non-controlling interest	103,501
Total Shareholder’s Equity	2,211,033
Loan Capital
Long-term debt	1,278,587	●	●
Total Capitalization	3,489,620	●	●

Note:

(1)	This table should be read in conjunction with the Interim Financial Statements, including the notes thereto.

USE OF PROCEEDS

The net proceeds to the Company from the Offering are estimated to be US$●, after deducting the payment of the Underwriters’ Fee of US$●, and after deducting the expenses of the Offering (estimated to be approximately US$●). If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be US$●, after deducting the payment of the Underwriters’ Fee of US$●, and after deducting the expenses of the Offering.

The Company intends to use the net proceeds of the Offering to fund near-term growth initiatives, including acceleration of mine pre-stripping activities and mill optimization initiatives at Copper Mountain, to enhance balance sheet flexibility through debt repayments as part of its "3P" plan for a sanctioning decision on Copper World, to evaluate mill throughput enhancement opportunities at Constancia and New Britannia, and for general corporate purposes.

If the Over-Allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for additional general corporate purposes.

The ultimate allocation of the net proceeds from the Offering may vary depending on future developments in the Company’s business operations or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus Supplement.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus Supplement, there are 351,060,910 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company. At all such meetings, holders are entitled to one vote in respect of each Common Share held. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by the board of directors of the Company (the “Board”) at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of Common Shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date ● Common Shares at the Offering Price for aggregate net proceeds of US$●, payable in cash (net of the Underwriters’ Fee and certain other expenses relating to the Offering) to the Company against delivery of the Common Shares, subject to and in compliance with all necessary legal requirements and the conditions contained in the Underwriting Agreement. The Offering Price was determined by arms’ length negotiation between the Company and the Joint Bookrunners, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of “cease trade out”, “litigation out”, “disaster out”, “material change out”, and “breach out” termination provisions and certain other stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Common Shares (other than the Over-Allotment Shares issuable pursuant to the Over-Allotment Option) if any of the Common Shares are purchased under the Underwriting Agreement, subject to certain exceptions. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Prospectus electronically.

The Common Shares will be offered in all of the provinces and territories of Canada (other than Quebec), and the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents in accordance with the Underwriting Agreement.

The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to ● Over-Allotment Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement, together with the Prospectus, qualifies the grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares issuable on the exercise of the Over-Allotment Option acquires such Over-Allotment Shares under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters propose to offer the Common Shares initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the price paid by the Underwriters to the Company. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company.

The Common Shares are listed for trading on the TSX and the NYSE under the trading symbol “HBM”. The Company will apply to list the Common Shares on the TSX and will notify NYSE of the Offering. Listing is subject to the approval of the TSX and completion of NYSE’s review process in accordance with their respective applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

The Common Shares will be deposited on the Closing Date with CDS or its nominee or DTC or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Common Shares will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Common Shares are purchased and who is a CDS or DTC Participant.

The Closing is expected to occur on or about May 24, 2024 or T+3 based on Canadian business days or such other date as we and the Underwriters may agree. Trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Shares on any date prior to the second business day before delivery will be required, by virtue of the fact that the Common Shares will settle on T+3 based on Canadian business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade Common Shares on any date prior to the second business day before delivery should consult their own advisors.

Under the terms of the Underwriting Agreement, the Company shall not, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, which consent will not to be unreasonably withheld, directly or indirectly, during the period ending 90 days after the Closing Date: (A) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or other securities or interests, in cash or otherwise, or agree to or announce the intention to do any of the foregoing, other than, in each case: (i) for purposes of director, officer, employee or consultant incentive plans, (ii) in connection with the Company’s long term incentive plan, (iii) to satisfy existing instruments issued as at May 21, 2024, or (iv) to satisfy the requirements of the Company’s dividend reinvestment and optional share purchase plan or similar plan.

Under the terms of the Underwriting Agreement, the Company shall use its commercially reasonable best efforts to cause each of the directors and executive officers of the Company and their respective associates to execute lock-up agreements, in favour of the Underwriters, agreeing not to, directly or indirectly, offer, sell, contract to sell, sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Company held by them, directly or indirectly, for a period ending 90 days after the Closing Date unless (among other exceptions) they first obtain the prior written consent of the Joint Bookrunners (on behalf of the other Underwriters), which consent will not be unreasonably withheld, provided that such lock-up agreements will not prohibit the executive officers of the Company from exercising any options to purchase Common Shares or to sell the Common Shares issued upon such exercise for purposes of funding the applicable exercise price or related taxes.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities; (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriters may over-allot and effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

The Company has agreed to pay the Underwriters a cash commission equal to 4.0% of the gross proceeds of the Offering, being the Underwriters’ Fee.

The Company has agreed to indemnify the Underwriters and each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, each other person, if any, controlling the Underwriters or any of its subsidiaries, affiliates and each shareholder of the Underwriters and the successors and assigns of all the foregoing persons, against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Connected Issuer

Canadian chartered bank affiliates of RBC, BMO, and ● are lenders to the Company under the Credit Facilities. Consequently, the Company may be considered a “connected issuer”, as defined in National Instrument 33-105 — Underwriting Conflicts, of RBC, BMO, and ● under applicable securities laws in certain Canadian provinces and territories.

As at the date hereof, the Company has drawn US$● million under the Credit Facilities. As at the date hereof, the Company is in compliance with all material terms of the agreements governing the Credit Facilities and none of the lenders under the Credit Facilities has waived any breach by the Company thereunder since the execution of such agreements. The Credit Facilities are secured by the shares of the material subsidiaries of the Company and certain assets of the Company and its subsidiaries.

The decision to distribute the Common Shares offered hereunder and the determination of the terms of the distribution were made through arm’s length negotiations between the Company and the Joint Bookrunners, on behalf of the Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination. RBC, BMO, and ● and their affiliates will not receive any direct benefit from the Offering other than receipt of the Underwriting Fee. However, the Company intends to use a portion of the net proceeds of the Offering to enhance balance sheet flexibility through debt repayments and for general corporate purposes, which may include the reduction of any future debt outstanding under the Credit Facilities.

PRIOR SALES

During the 12-month period preceding the date of this Prospectus Supplement, the Company has not issued any Common Shares, or securities that are convertible into or exchangeable for Common Shares, except as described in the following table:

Date Issued	Type of Security	Amount Issued(6)(10)(11)	Issue Price (C$)
May 24, 2023	Common Shares(4)	1,972	3.76
June 14, 2023	Common Shares(4)	487	3.76
June 19, 2023	Common Shares(1)	84,165,617	6.87
June 21, 2023	Common Shares(4)	1,279	3.76
June 23, 2023	Common Shares(4)	1,067	3.76
July 20, 2023	Common Shares(4)	1,599	3.76
September 1, 2023	Common Shares(4)	1,661	3.76
September 13, 2023	Common Shares(2)	2,675,324	6.70
September 15, 2023	Common Shares(4)	1,347	3.76
September 22, 2023	Restricted Share Units(8)	2,719	N/A
September 22, 2023	Performance Share Units(7)	1,782	N/A
September 26, 2023	Common Shares(4)	1,044	3.76
October 2, 2023	Common Shares(4)	1,091	5.89
October 17, 2023	Common Shares(4)	1,745	3.76
November 20, 2023	Common Shares(4)	7,400	3.76
November 21, 2023	Common Shares(4)	608	3.76
November 22, 2023	Common Shares(4)	1,480	3.76

November 29, 2023	Common Shares	(159,407)	N/A
December 1, 2023	Common Shares(4)	5,405	3.76
December 4, 2023	Common Shares(4)	3,065	3.76
December 7, 2023	Common Shares(4)	525	3.76
December 21, 2023	Common Shares(4)	1,617	3.76
December 21, 2023	Common Shares(3)	1,960,000	7.37
January 15, 2024	Common Shares(4)	482	3.76
February 27, 2024	Restricted Share Units(8)	927,649	N/A
February 27, 2024	Performance Share Units(7)	600,572	N/A
February 27, 2024	Stock Options(9)	902,874	4.11
February 28, 2024	Common Shares(4)	46,400	3.76
February 29, 2024	Common Shares(4)	19,976	3.76
March 1, 2024	Common Shares(4)	1,578	3.76
March 1, 2024	Common Shares(4)	1,866	6.75
March 4, 2024	Common Shares(4)	13,748	3.76
March 4, 2024	Common Shares(4)	5,402	6.75
March 6, 2024	Common Shares(4)	28,022	3.76
March 6, 2024	Common Shares(4)	4,930	6.75
March 7, 2024	Common Shares(4)	2,528	6.75
March 11, 2024	Common Shares(4)	5,501	3.76
March 11, 2024	Common Shares(4)	673	6.75
March 12, 2024	Common Shares(4)	2,535	3.76
March 12, 2024	Common Shares(4)	893	6.75
March 13, 2024	Common Shares(4)	4,328	6.75
March 14, 2024	Common Shares(4)	4,705	3.76
March 14, 2024	Common Shares(4)	2,043	6.75
March 18, 2024	Common Shares(4)	18,388	7.04
March 18, 2024	Common Shares(4)	5,215	6.75
March 19, 2024	Common Shares(4)	289	6.75
March 20, 2024	Common Shares(4)	783	6.75
March 21, 2024	Common Shares(4)	2,230	6.75
March 22, 2024	Common Shares(4)	5,746	7.04
March 22, 2024	Common Shares(4)	1,533	6.75
March 22, 2024	Restricted Share Units(8)	2,455	N/A
March 22, 2024	Performance Share Units(9)	1,592	N/A

March 25, 2024	Common Shares(4)	1,710	6.75
March 27, 2024	Common Shares(5)	88,088	7.38
April 1, 2024	Common Shares(4)	18,298	3.76
April 1, 2024	Common Shares(4)	5,656	6.75
April 2, 2024	Common Shares(4)	8,752	3.76
April 2, 2024	Common Shares(4)	3,015	6.75
April 11, 2024	Common Shares(5)	17,617	7.38
April 26, 2024	Common Shares(4)	360	9.92
April 26, 2024	Common Shares(4)	275	6.75
April 29, 2024	Common Shares(4)	4,428	3.76
May 14, 2024	Common Shares(4)	1,093	10.42
May 14, 2024	Common Shares(4)	448	9.92
May 16, 2024	Common Shares(4)	2,840	3.76

Notes:

(1)	Common Shares issued pursuant to the Company’s acquisition of Copper Mountain Mining Corporation (the “CMMC Transaction”).

(2)	Common Shares issued pursuant to the Company’s acquisition of Rockcliff Metals Corp. (the “Rockcliff Transaction”).

(3)	Common Shares issued pursuant to a private placement of Common Shares issued as “flow-through shares” within the meaning of the Income Tax Act (Canada).

(4)	Common Shares issued pursuant to exercise of stock options. The issue price reflects the exercise price of the stock option and not the Common Share price on the market on that date.

(5)	Common Shares issued pursuant to the exercise of Common Share purchase warrants. The issue price reflects the exercise price of the warrant and not the Common Share price on the market on that date.

(6)	Where partial Hudbay DSUs, Hudbay RSUs or Hudbay PSUs have been issued on the dates listed in the table above, the “Amount Issued” for each such partial issuance of units has been rounded to the nearest whole number.

(7)	All Hudbay PSUs are notional units that are each redeemable for a Common Share or a cash amount equal to the value of a Common Share at the vesting date. Hudbay PSUs vest after three years and have performance-based conditions based on a mix of relative total shareholder return, as to 75% of the applicable grant, and return on invested capital, as to 25% of the applicable grant.

(8)	All Hudbay RSUs are notional units that are each redeemable for a Common Share or a cash amount equal to the value of a Common Share at the vesting date. All Hudbay RSUs listed in the chart above issued before January 1, 2024 vest after three years and all Hudbay RSUs issued after January 1, 2024 vest rateably over three years.

(9)	All Hudbay stock options vest in equal installments over three years and remain exercisable for seven years.

(10)	In connection with the CMMC Transaction, Hudbay issued replacement options to former holders of Copper Mountain Mining Corporation options in accordance with the terms of the CMMC Transaction, all of which were settled in cash shortly after issuance and none of which remain outstanding. As a result, such replacement options are not reflected in the chart above.

(11)	Additionally, after completion of the Rockcliff Transaction, each holder of certain pre-existing Rockcliff Metals Corp. warrants became entitled to receive Common Shares in lieu of Rockcliff Metals Corp. common shares and are not reflected in the chart above. If exercisable in accordance with their terms, the number of Common Shares that each such holder is entitled to receive is equal to the number of Common Shares that would have been received if such holder exercised its pre-existing Rockcliff Metals Corp. warrants immediately prior to the effective time of the Rockcliff Transaction.

TRADING PRICE AND VOLUME

The Common Shares are listed under the trading symbol “HBM” on the TSX in Canada and on NYSE in the United States.

The following table summarizes the high and low prices of the Common Shares and volume of trading on the TSX and NYSE on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement:

	Trading of Common Shares on TSX			Trading of Common Shares on NYSE
Period	High (C$)	Low (C$)	Volume (common shares)	High (US$)	Low (US$)	Volume (common shares)
May 2023	7.14	5.61	33,177,391	5.35	4.12	40,354,626
June 2023	6.99	5.83	34,305,442	5.22	4.31	37,370,388
July 2023	7.92	6.04	40,857,488	6.01	4.52	62,476,642
August 2023	7.83	6.27	27,088,716	5.90	4.61	58,176,449
September 2023	6.98	6.13	28,958,891	5.15	4.53	50,986,701
October 2023	6.58	5.81	23,921,829	4.84	4.20	43,790,826
November 2023	6.61	5.46	27,386,113	4.83	3.94	52,374,024
December 2023	7.60	6.13	19,281,499	5.76	4.51	35,681,599
January 2024	7.76	6.83	22,057,171	5.79	5.06	37,004,900
February 2024	8.03	6.72	23,425,268	5.93	4.94	39,514,960
March 2024	9.63	7.96	26,491,923	7.10	5.86	48,285,848
April 2024	12.06	9.38	36,511,679	8.85	6.91	69,864,806
May (1-20) 2024	14.00	11.11	26,693,718	10.43	8.09	52,360,978

Notes: Trading data sourced from Bloomberg.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters (collectively, “Counsel”), based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force as of the date hereof, provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act) on a particular date, the Common Shares would, if issued on such date, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”), registered education savings plans (“RESPs”), tax-free savings accounts (“TFSAs”), and first home savings accounts (“FHSAs”), each as defined in the Tax Act (collectively, the “Plans”).

Notwithstanding the foregoing, if the Common Shares are “prohibited investments” for the purposes of a TFSA, RDSP, RRSP, RRIF, FHSA or RESP, the holder, annuitant or subscriber of such Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Common Shares will not be a “prohibited investment” provided the holder, annuitant or subscriber of a TFSA, RDSP, RRSP, RRIF, FHSA or RESP, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Company. In addition, Common Shares will not be a “prohibited investment” if the Common Shares are “excluded property” (within the meaning of the Tax Act) for trusts governed by a TFSA, RDSP, RRSP, RRIF, FHSA or RESP.

Prospective purchasers who intend to hold Common Shares in a Plan should consult their own tax advisors regarding their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Counsel, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who acquires Common Shares under this Offering and who, for purposes of the Tax Act and at all relevant times, (i) holds the Common Shares as the beneficial owner thereof and as capital property and (ii) deals at arm’s length with the Company and the Underwriters and is not affiliated with the Company or any of the Underwriters (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) an interest in which is or would be a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; (vi) that enters into a “derivative forward agreement” or a “synthetic disposition arrangement” in respect of the Common Shares (in each case, as defined in the Tax Act); or (vii) that will receive dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Any such Holder should consult its own tax advisors with respect to an investment in the Common Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money in connection with the acquisition of Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

This summary is based upon the current provisions of the Tax Act, taking into account all proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and Counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) published in writing by it and made publicly available prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, governmental or judicial decision or action, or in the administrative practices or assessing policies of the CRA, nor does it take into account other federal or any provincial, territorial or foreign tax laws or considerations, which may differ significantly from the tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of Common Shares, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to this Offering, having regard to their particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced gross-up and dividend tax credit rules for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, or that is at any time in the relevant taxation year a “substantive CCPC”, as proposed to be defined in the Tax Act pursuant to Bill C-59, An Act to implement certain provisions of the fall economic statement tabled in Parliament on November 21, 2023 and certain provisions of the budget tabled in Parliament on March 28, 2023, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Common Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard. Draft legislation released on August 4, 2023 proposes to make significant amendments to the minimum tax for taxation years that begin after 2023 and further Tax Proposals to amend the alternative minimum tax have been proposed in the Federal Budget released on April 16, 2024 (“Budget 2024”). Resident Holders that are individuals should consult their own tax advisors in this regard.

Dispositions of Common Shares

On the disposition or deemed disposition of a Common Share by a Resident Holder (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in an open market), the Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such Common Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share to the Resident Holder. For the purpose of determining the adjusted cost base to a Resident Holder of Common Shares, when a Common Share is acquired, the cost of the newly acquired Common Share will be averaged with the adjusted cost base of all of the Common Shares owned by the Resident Holder as capital property immediately before that acquisition. The adjusted cost base of a Common Share to a Resident Holder will be subject to certain adjustments.

Taxation of Capital Gains and Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing such Resident Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from any taxable capital gains realized by the Resident Holder in the year, subject to and in accordance with the provisions of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized by the Resident Holder in such years, subject to and in accordance with the provisions of the Tax Act. Budget 2024 proposes to increase the capital gains inclusion rate from one half to two thirds for corporations and trusts, and from one half to two thirds for individuals on the portion of capital gains realized in a taxation year that exceed C$250,000. These Tax Proposals are intended to apply for capital gains realized on or after June 25, 2024, subject to certain transitional rules. Corresponding changes are also proposed with respect to the rules calculating the portion of capital losses that are deductible. Resident Holders are advised to consult advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

A capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on the Common Shares (or a share substituted for such Common Share) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is at any time in the relevant taxation year a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to Bill C-59, An Act to implement certain provisions of the fall economic statement tabled in Parliament on November 21, 2023 and certain provisions of the budget tabled in Parliament on March 28, 2023) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) including an amount in respect of taxable capital gains. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard. Draft legislation released on August 4, 2023 proposes to make significant amendments to the minimum tax for taxation years that begin after 2023 and further Tax Proposals to amend the alternative minimum tax have been proposed in Budget 2024. Resident Holders that are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business carried on in Canada (each, a “Non-Resident Holder”).

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Common Shares, unless the Common Shares constitute or are deemed to constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition.

Generally, as long as the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.

If Common Shares are taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences described above under “Residents of Canada – Dispositions of Common Shares” and “Residents of Canada - Taxation of Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own advisors.

Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the United States for the purposes of, and is entitled to full benefits under, the Treaty is generally reduced to 15%.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary only applies to “U.S. Holders” that hold Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Company. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address estate or gift, any U.S. federal tax consequences other than income, U.S. federal alternative minimum or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift and other U.S. federal non-income, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) (“Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt entities, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, insurance companies, underwriters, real estate investment trusts, or regulated investment companies; (c) are partnerships or other pass-through entities (and investors in such partnerships and entities); (d) are brokers or dealers in securities or currencies; (e) are traders in securities or currencies that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; (h) acquire Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) are U.S. expatriates or former long-term residents of the United States; (j) are subject to the alternative minimum tax; (k) are subject to special tax accounting rules; or (l) hold Common Shares in connection with a trade or business, permanent establishment or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the acquisition, ownership and disposition of Common Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the Offering that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as other “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution with respect to a Common Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as calculated for U.S. federal income tax purposes. Such amount generally will be includable in gross income by a U.S. Holder as ordinary income from foreign sources including for foreign tax credit purposes (subject to the discussions below under the heading “Additional Considerations – Foreign Tax Credits”) on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Common Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in its Common Shares (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Common Shares), with any amount that exceeds such U.S. Holder’s adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Common Shares. See “Sale, Exchange or Other Taxable Disposition of Common Shares” below. However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on Common Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” generally will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Company believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on its shares that are readily tradeable on an established securities market in the United States. The Company believes that, under U.S. Treasury Department guidance, the Common Shares are currently readily tradeable on an established securities market in the United States. However, there can be no assurance that Common Shares will be considered readily tradeable on an established securities market in the United States in future years. If the Company is classified as a PFIC (as defined herein) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. As discussed below in “Passive Foreign Investment Company Rules,” although not free from doubt, the Company believes that it was not classified as a PFIC for the preceding taxable year and does not expect to be classified as a PFIC for the current taxable year or any future taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon such sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Common Shares. A U.S. Holder’s initial tax basis in Common Shares generally will equal the U.S. dollar cost of such Common Shares. If any Canadian tax is imposed on the sale, exchange or other taxable disposition of Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the Canadian tax. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held Common Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, realized by U.S. Holders upon a sale, exchange or other taxable disposition of Common Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75% of its gross income is “passive” income (the “income test”) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and net gains from commodities transactions (other than certain active business commodities gains). Cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. PFIC status is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

Under certain attribution rules, if the Company were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and generally would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of Common Shares, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Company or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was not classified as a PFIC for the preceding taxable year and the Company does not expect to be classified as a PFIC for the current taxable year or any future taxable year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of the Company’s PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In particular, the Company’s belief and expectation regarding its PFIC status is based in part on its determination that its income from sales of commodities is active income. As a result, there can be no assurance that the Company will not be classified as a PFIC in any given taxable year. If the Company is classified as a PFIC in any taxable year during which a U.S. Holder holds Common Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years regardless of whether the Company continues to meet the income test or asset test discussed above, unless a U.S. Holder makes certain elections.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions.” An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of Common Shares ratably over its holding period for Common Shares. Such amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest applicable rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Company were to be classified as a PFIC, certain elections could be available to mitigate such consequences. If Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Company expects that Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules with respect to Common Shares. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC, or treated as a PFIC with respect to such U.S. Holder, the excess, if any, of the fair market value of such U.S. Holder’s Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in its Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules, the U.S. Holder elects, or is required, to mark its Common Shares to market under another section of the Code (e.g., section 475), or the IRS consented to the revocation of the election. However, the mark-to-market election is unlikely to be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would likely be subject to the unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether such election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Company as a “qualified electing fund” (a “QEF”). An election to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. If the Company determines that it is a PFIC for any taxable year, the Company will determine at that time whether it will comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to the Company.

As discussed above in “Ownership and Disposition of Common Shares--Distributions on Common Shares”, notwithstanding any election made with respect to Common Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

Additional Considerations

Tax on Passive Income

U.S. Holders that are individuals, estates and trusts are required to pay a 3.8% additional tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

The gross amount of any distribution in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the consideration received upon the sale or other taxable disposition of Common Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of such taxable disposition. If Common Shares are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

In general, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Common Shares may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares generally will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. However, if the Company is a “United States-owned foreign corporation” (generally, a foreign corporation 50% or more of the stock of which, by vote or value, is held directly, indirectly or under applicable constructive ownership rules, by United States persons), at least a portion of the dividends paid with respect to Common Shares may be U.S. source income for foreign tax credit purposes if and to the extent that more than a de minimis amount of the earnings and profits out of which the dividends are paid is from sources within the United States. The Company cannot provide any assurances that it will not be characterized as a United States-owned foreign corporation as it does not track its ownership of shares by United States persons. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and availability of a foreign tax credit depends on numerous factors. Each U.S. Holder should consult with its own tax advisor to determine whether its income with respect to Common Shares would be foreign source income and whether and to what extent it would be entitled to the foreign tax credit.

Because gain on the sale or other taxable disposition of Common Shares generally will be treated as U.S. source income, and U.S. Holders may use foreign tax credits against only the portion of U.S. federal income tax liability that is attributed to foreign source income in the same category, U.S. Holders’ ability to utilize a foreign tax credit with respect to the Canadian tax imposed on any such sale, exchange or other taxable disposition, if any, may be significantly limited.

If a U.S. Holder is eligible for the benefit of the Treaty and pays Canadian tax in excess of the amount applicable to the U.S. Holder under the Treaty or if the Canadian tax paid is refundable, the U.S. Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Canadian tax paid or the amount of Canadian tax refunded. In addition, pursuant to applicable Treasury Regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on Common Shares or a sale or other taxable disposition of Common Shares, depending on the nature of such foreign tax.

The Code and Treasury Regulations apply various complex limitations on the amount of foreign taxes that may be claimed as a credit or deduction by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult and rely solely upon their own tax advisors regarding the availability of the foreign tax credit or deduction under their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of applicable Treasury Regulations and IRS Notices.

Disclosure Requirements for Specified Foreign Financial Assets

Certain U.S. Holders that, during any taxable year, hold an interest in “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts, may be required to file an information report with respect to such assets with their tax returns. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder's U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which are expected to include Common Shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to Common Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S. related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number (generally on IRS Form W-9) and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Before making an investment decision, prospective purchasers of Common Shares should carefully consider the risks described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including under the heading “Risk Factors” in our Annual Information Form and under the heading “Financial Risk Management” in our Annual MD&A and Interim MD&A. There are certain risks inherent in an investment in Common Shares, including the following factors, which investors should carefully consider before investing. Some of the following factors are interrelated and, consequently, investors should treat such risk factors as a whole. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including the Annual Information Form, the Annual MD&A and the Interim MD&A.

These risks and uncertainties are not the only ones that could affect the Company and additional risks and uncertainties not currently known to the Company, or that it currently deems immaterial, may also impair the returns, financial condition and results of operations of the Company. If any such risks actually occur, the returns, financial condition and results of operations of the Company could be materially adversely affected and the financial performance of the Company, the ability of the Company to pay dividends and the trading price of the Common Shares could be materially adversely affected.

Investors may lose their entire investment

An investment in the securities of the Company, including the Common Shares being sold under the Offering, is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Common Shares.

Sales by existing shareholders can reduce share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

There is no guarantee that the Company will pay dividends

Since September 2013, the Company has paid a semi-annual dividend of C$0.01 per share in March and September of each calendar year. However, the declaration and payment of any dividends in the future are at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, contractual restriction (as noted above), working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate. There is no guarantee that dividends will be paid on its Common Shares in the future.

Public companies are subject to securities class action litigation risk

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm its business.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the Company and its business. The Company does not have any control over these analysts. The Company cannot assure that analysts will cover it or provide accurate or favourable coverage. If one or more of the analysts who cover the Company downgrade its stock or change their opinion of the Common Shares, price of Common Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports, the Company could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

Global economic conditions can reduce the price of the Common Shares

Global economic conditions may adversely affect the Company’s growth, profitability and ability to obtain financing. Events in global financial markets continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including because of COVID-19 and due to significant fluctuations in commodity prices because of the continuance or escalation of the conflict in the Middle East and/or Russia-Ukraine conflict and the economic sanctions imposed thereon in connection therewith. Many industries, including the mining industry, have been impacted by these market conditions. Global economic conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects, including, but not limited to: (i) contraction in credit markets could impact the cost and availability of financing and the Company’s overall liquidity; (ii) the volatility of copper, gold and other metal prices would impact the Company’s revenues, profits, losses and cash flow; (iii) recessionary pressures could adversely impact demand for the Company’s production; (iv) volatile energy, commodity and consumables prices and currency exchange rates could impact the Company’s production costs; and, (v) the devaluation and volatility of global stock markets could impact the valuation of the Company’s equity and other securities.

The Company will have broad discretion in the use of the net proceeds of the Offering

While detailed information regarding the use of proceeds from the sale of our securities are described in this Prospectus Supplement, we will have broad discretion over the use of the net proceeds from the Offering and future offerings of securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. Purchasers may not agree with how we allocate or spend the proceeds from the Offering of our securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

Although not expected, the Company may be classified as a passive foreign investment company (“PFIC”) within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)

Prospective U.S. investors should be aware that although the Company believes that it was not classified as a PFIC for the preceding taxable year and the Company does not expect to be classified as a PFIC for the current taxable year or any future taxable year, in the event that the Company was classified as a PFIC for the preceding taxable year or is classified as a PFIC for the current taxable year or a future taxable year, such investors could be subject to certain adverse U.S. federal income tax consequences. The determination of the Company’s PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In particular, the Company’s belief and expectations regarding its PFIC status is based in part on its determination that its income from sales of commodities is active income. Prospective investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences.

The Company’s collective bargaining agreements are being renegotiated

We currently have a collective bargaining agreement in place with the union at our Peru operations, which expired in the fourth quarter of 2023 and is currently being renegotiated. We also have collective bargaining agreements in place with all six unions in Manitoba, which are all set to expire on June 30, 2024. We commenced negotiations for new collective bargaining agreements in Manitoba in the second quarter of 2024.

There can be no assurance that our business will not suffer from a work stoppage at any location where we operate. At Constancia, just over 50% of our workforce is unionized, and while we do not currently believe any labour discussions will result in a prolonged work stoppage, there can be no assurance that such events will not occur in the near term or from time to time and our ability to avoid a strike or work stoppage will depend on our ability to successfully renegotiate collective bargaining agreements with such labour unions as required, which cannot be guaranteed. If a strike or work stoppage occurred at Constancia, while we believe we could continue operating, we would have a reduced workforce, and it may adversely affect our production efficiency in Peru.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the CBCA. A number of our directors and most of our officers and the experts named in this Prospectus Supplement and the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement (as defined herein) of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS

Certain of our operations and assets are located outside of Canada, and certain of our directors, namely Igor A. Gonzales, Jeane L. Hull, Carin S. Knickel, and Stephen A. Lang, reside outside of Canada. Each has appointed Hudbay Minerals Inc., located at 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

SCIENTIFIC AND TECHNICAL INFORMATION

The technical disclosure relating to the Company’s material mineral properties included or incorporated by reference in this Prospectus Supplement and the Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of Olivier Tavchandjian, the Company’s Senior Vice President, Exploration and Technical Services.

Olivier Tavchandjian is a “qualified person” as defined in NI 43-101 and is named as having prepared or certified a report under NI 43-101 referenced in this Prospectus Supplement and the Prospectus, either directly or in a document incorporated by reference.

LEGAL MATTERS AND INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon on our behalf by Goodmans LLP, with respect to certain legal matters relating to Canadian law and Baker & McKenzie LLP, with respect to certain legal matters relating to U.S. law and on behalf of the Underwriters, Cassels Brock & Blackwell LLP, with respect to certain legal matters relating to Canadian law and Latham & Watkins LLP, with respect to certain legal matters relating to U.S. law. At the date hereof, partners and associates of each of Goodmans LLP, Baker & McKenzie LLP and Cassels Brock & Blackwell LLP and Latham & Watkins LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.

Olivier Tavchandjian, is a “qualified person” under NI 43-101 and is an employee of the Company and at the date hereof, holds less than 1% of any of our securities or any securities of our associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP is the independent auditor of the Company and is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and with the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices located in Toronto, Ontario, Canada.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be (through post-effective amendment or incorporation by reference), filed with the SEC as part of a registration statement on Form F-10 (File No. 333-278311) (the “Registration Statement”) of which this Prospectus Supplement forms a part: (a) the documents listed under “Documents Incorporated by Reference”; (b) the consent of Deloitte LLP with respect to their independent registered public accounting firm's report on the Annual Financial Statements; (c) powers of attorney from certain of the Company’s directors and officers included on the signature page of the Registration Statement; (d) the consent of the “qualified person” referred to in the Prospectus Supplement and Prospectus under “Legal Matters and Interest of Experts” and (e) the Underwriting Agreement.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained. This short form prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Hudbay Minerals Inc. at 25 York Street, Suite 800, Toronto, Ontario, CA, M5J 2V5, Attention: Corporate Secretary, Telephone (416) 362-8181, and are also available electronically at www.sedarplus.ca and www.sec.gov. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	March 28, 2024

HUDBAY MINERALS INC.

Common Shares

Preference Shares
Debt Securities

Subscription Receipts

Warrants

Units

Hudbay Minerals Inc. (the “Company”, “Hudbay”, “we”, “our” or “us”) may, from time to time, offer and issue the following securities: (a) common shares in the capital of the Company (“Common Shares”); (b) preference shares in the capital of the Company (“Preference Shares”); and (c) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “Debt Securities”); (d) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”); (e) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); and (f) securities comprised of more than one of Common Shares, Preference Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Preference Shares, Debt Securities Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be, residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY OR THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY OR THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All information permitted under applicable securities legislation, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.

Owning our securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (a) in the case of Common Shares, the number of Common Shares being offered, the currency, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (b) in the case of Preference Shares, the designation of the particular series, the number of Preference Shares being offered, the currency, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the Preference Shares; (c) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms; (d) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company and any other specific terms; (e) in the case of Warrants, the number of such Warrants offered, the currency, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company and any other specific terms; and (f) in the case of Units, the number of Units being offered, the currency, the offering price, the terms of the Common Shares, Preference Shares, Debt Securities, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” (as defined under applicable Canadian securities legislation).

In connection with any offering of the Securities other than an “at-the-market distribution”, unless otherwise specified in the applicable Prospectus Supplement, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities. In connection with any offering of our securities other than in an at-the market distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (“NYSE”) and the Bolsa de Valores de Lima (“BVL”) under the symbol “HBM”. On March 27, 2024, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX and on the NYSE was C$9.38 and US$6.92, respectively.

Unless otherwise specified in the applicable Prospectus Supplement, the Preference Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Forward-Looking Statements” and “Risk Factors”.

The Company is organized pursuant to the Canada Business Corporations Act (the “CBCA”) and its head and registered office is at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and its principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

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CURRENCY

In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2021, 2022 and 2023, in each case as reported by the Bank of Canada.

Year ended December 31,
	2023	2022	2021
High	0.7617	0.8031	0.8306
Low	0.7207	0.7217	0.7727
Average	0.7410	0.7692	0.7980
Period End	0.7561	0.7383	0.7888

The daily exchange rate on March 27, 2024, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = US$0.7360

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized any person to provide different information. The Securities may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as of the date of this Prospectus or the date of the document incorporated by reference herein, as applicable, regardless of the time of delivery of this Prospectus or of any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus to the “Company”, “Hudbay”, “we”, “our”, “us” and similar expressions are references to Hudbay Minerals Inc. and the business carried on by it.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

EXEMPTION FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des marchés financiers dated March 27, 2024, the Company was granted exemptive relief from the requirement that this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an “at the-market” distribution be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market” distribution) and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages if the Company offers Securities to Quebec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” as defined within the meaning of applicable securities laws and “forward looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). All information contained in this Prospectus, other than statements of current and historical fact, is forward-looking information. All of the forward-looking information in this Prospectus is qualified by this cautionary note. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled” “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this Prospectus is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the Company’s production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, the ability of the Company to stabilize and optimize the Copper Mountain mine operation and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, the ability of the Company to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of the development and exploration drift at the 1901 deposit; the anticipated use of proceeds from the flow-through financing completed during the fourth quarter of 2023, the Company’s future deleveraging strategies and the Company’s s ability to deleverage and repay debt as needed, expectations regarding the Company’s cash balance and liquidity, the Company’s ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito, the ability to continue mining higher-grade ore in the Pampacancha pit and the Company’s expectations resulting therefrom, expectations regarding the ability for the Company to further reduce greenhouse gas emissions, the Company’s evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on the Company’s performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the Company’s Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the Company’s financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, business and acquisition strategies, the intention of the Company to complete any offering of Securities on the terms and conditions described herein and in any Prospectus Supplement; and the listing of any Securities. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that have identified and were applied by Hudbay in drawing conclusions or making forecasts or projections set out in the forward-looking information, include, but are not limited to:

-	the ability to achieve production, cost and capital guidance;

-	the ability to achieve discretionary spending reductions without impacting operations;

-	no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;

-	no interruptions to Hudbay’s plans for advancing the Copper World project, including with respect to timely receipt of applicable permits and the pursuit of a potential minority joint venture partner;

-	the ability for Hudbay to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;

-	the ability to execute on the exploration plans, including but not limited to (a) the potential ramp up of exploration in respect of the Maria Reyna and Caballito properties and (b) Hudbay’s ongoing Manitoba exploration strategies with respect to extending the mine life at the Snow Lake operations and deferring reclamation activities;

-	the ability to advance drill plans;

-	the success of mining, processing, exploration and development activities;

-	the scheduled maintenance and availability of Hudbay’s processing facilities;

-	the accuracy of geological, mining and metallurgical estimates;

-	anticipated metals prices and the costs of production;

-	the supply and demand for metals Hudbay produces;

-	the supply and availability of all forms of energy and fuels at reasonable prices;

-	no significant unanticipated operational or technical difficulties;

-	the execution of Hudbay’s business and growth strategies, including the success of their strategic investments and initiatives;

-	the ability to achieve Hudbay’s objectives and targets with respect to environmental and climate change initiatives;

-	the availability of additional financing;

-	the ability to deleverage and repay debt as needed;

-	the ability to complete projects on time and on budget and other events that may affect Hudbay’s ability to develop Hudbay’s projects;

-	the timing and receipt of various regulatory and governmental approvals;

-	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

-	maintaining good relations with the employees at Hudbay’s operations;

-	maintaining good relations with the labour unions that represent certain of Hudbay’s employees in Manitoba and Peru;

-	maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

-	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

-	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

-	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of their unpatented mining claims;

-	the timing and possible outcome of pending litigation and no significant unanticipated litigation;

-	certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

-	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain, the failure to effectively complete the integration and optimization of the Copper Mountain operations or to achieve anticipated operating synergies, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of Hudbay’s employees in Manitoba and Peru, uncertainties related to the development and operation of the Company’s projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company’s tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the Company’s reserves, volatile financial markets and interest rates that may affect the Company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the Company’s ability to comply with its pension and other post-retirement obligations, the Company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, discussed in greater detail under “Risk Factors” in this Prospectus and “Risk Factors” in the Company’s Annual Information Form (as defined herein) available on SEDAR+ at www.sedarplus.ca.

Subject to applicable securities law requirements, Hudbay undertakes no obligation to update or revise any forward-looking information after the date of this Prospectus whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information. However, any further disclosures made on related subjects in subsequent reports should be consulted.

CAUTIONARY NOTE REGARDING PRODUCTION OUTLOOK, GUIDANCE, ESTIMATES

Production outlook, guidance and estimates are subject to a variety of factors that are likely to cause actual results to vary from the Company’s estimates, and such variations may be material. Forward-looking information generally involves risks and uncertainties as described above which are, in many instances, beyond the Company’s control. Production outlook, guidance and estimates reflect certain assumptions by the Company, which assumptions may differ with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists, all of which assumptions are difficult to predict and many of which are beyond the Company’s control. Accordingly, there is no assurance that any production outlook, guidance or estimates are indicative of the Company’s future performance or that actual results may not differ materially from those in any production outlook, guidance and estimates.

Mineral Reserve and Resource Information

The disclosure in this Prospectus (including in the documents incorporated by reference) of a scientific or technical nature for the Company’s material mineral properties, including disclosure of mineral reserves and resources, is based on technical reports prepared for those properties in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and other information that has been prepared by or under the supervision of “qualified persons” (as such term is defined in NI 43-101) and included in this Prospectus with the consent of such persons. The technical reports in respect of the Company’s material mineral properties have been filed on SEDAR+ and can be reviewed at www.sedarplus.ca. Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, “indicated” and “inferred” mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an “indicated” or “inferred” mineral resource will ever be upgraded to a higher category of resource or, ultimately, a reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of a mineral deposit with resources in these categories will ever be converted into proven or probable reserves. For more information see the “Risk Factors” in the Company’s Annual Information Form (as defined herein) available on SEDAR+ at www.sedarplus.ca.

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property material to the Company and is disclosed for the first time in a document described in Section 4.2(1)(j) of NI 43-101, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to a “shelf prospectus supplement”.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all reserve and resource estimates included in this prospectus and the documents incorporated by reference herein have been prepared in accordance with NI 43-101  and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on mineral resources and mineral reserves, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this prospectus and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

The Company is required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

A registration statement on Form F-10, of which this Prospectus constitutes a part (the "Registration Statement") has been or will be filed by the Company with the SEC in respect of the offering of securities. The Registration Statement contains additional information not included in this Prospectus, certain items of which are contained in the exhibits to such Registration Statement, pursuant to the rules and regulations of the SEC.

Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the actual agreement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under this Prospectus, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Hudbay Minerals Inc. at 25 York Street, Suite 800, Toronto, Ontario, CA, M5J 2V5, Attention: Corporate Secretary, Telephone (416) 362-8181, and are also available electronically under the Company’s SEDAR+ profile at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of the Company filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2023, dated March 27, 2024 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the independent auditors’ report thereon (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of operations of the Company for the year ended December 31, 2023;

(d)	the management information circular of the Company dated April 3, 2023 regarding the annual and special meeting of shareholders of the Company held on May 10, 2023; and

(e)	the joint management information circular (“the JIC”) of the Company dated May 15, 2023 for special meeting of the shareholders of Hudbay and Copper Mountain Mining Corporation held on June 13, 2023, excluding (a) “Information Concerning Hudbay”, “Information Concerning CMMC” and “Information Concerning Hudbay Following the Arrangement” as each appears in the Introduction, Summary, and in the body of the JIC and Appendices K “Information Concerning Hudbay” and L “Information Concerning CMMC”, which information has been modified or superseded by statements in this Prospectus or other subsequently filed documents incorporated by reference in this Prospectus; and (b) Appendix H, Appendix I and Appendix J of the JIC and all references to or summaries of such fairness opinions contained in the JIC, being opinions in respect of a specific completed transaction unrelated to the distribution of securities under this Prospectus.

Any documents of the type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions which are filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus.

Upon a new annual information form being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, and any material change reports and business acquisition reports filed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, shall in each case be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon annual consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual consolidated financial statements and accompanying management’s discussion and analysis of the Company and the previous interim consolidated financial statements and accompanying management’s discussion and analysis of the Company most recently filed shall be deemed to no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Each annual report on Form 40-F (or another applicable form) filed by the Company with the SEC is incorporated by reference in the Registration Statement. In addition, any report on Form 6-K (or another applicable form) filed or furnished by the Company with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference in the Registration Statement only if and to the extent expressly provided in such report. The Company's reports on Form 6-K and its annual report on Form 40-F (and other SEC filings made by the Company) are available at the SEC’s website at www.sec.gov.

A Prospectus Supplement containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Deloitte LLP (iv) the consent of each expert listed in the exhibit index of the Registration Statement; and (v) the form of debt indenture. A copy of the statement of eligibility of trustee on Form T-1 will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

THE COMPANY

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay’s Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay’s Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a copper development pipeline that includes the Copper World project in Arizona (United States) and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria.

Hudbay has four material mineral projects:

1.	its 100% owned Constancia mine, an open pit copper mine in Peru, which achieved commercial production in the second quarter of 2015;

2.	its 100% owned Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014;

3.	its 75% owned Copper Mountain Mine, an open pit copper mine in southern British Columbia, which also produces gold and silver as by-product metals; and

4.	its 100% owned Copper World project, a copper development project in Pima County, Arizona.

In addition to mining properties in northern Manitoba and the Copper Mountain mine in southern British Columbia, Hudbay owns and operates a portfolio of processing facilities in Canada. This includes the Stall concentrator, which produces zinc and copper concentrates and the recently refurbished New Britannia mill, which produces copper concentrate and gold/silver doré (each of which is in Snow Lake, Manitoba), and the processing facility at the Copper Mountain mine, which produces copper concentrate. Hudbay also owns a number of other properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed for its Snow Lake operations.

In Peru, Hudbay owns and operates a processing facility at Constancia, which produces copper and molybdenum concentrates from Hudbay’s Constancia and Pampacancha deposits. Hudbay also owns a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. In addition, Hudbay owns a 100% interest in the Llaguen project, a greenfield project located close to existing infrastructure in northern Peru.

In Nevada, Hudbay owns a 100% interest in the Mason project, an early-stage copper project with a substantial mineral resource and a robust PEA.

The following map shows where our primary assets and certain exploration properties are located:

RECENT DEVELOPMENTS

3-Year Production Outlook

Hudbay’s consolidated copper and gold production guidance demonstrates the continued strong growth from the successful completion of brownfield investments in Peru and Manitoba and the enhanced operating platform with the acquisition of Copper Mountain. Consolidated copper production over the next three years is expected to average 153,000i tonnes, representing an increase of 16% from 2023 levels. Consolidated gold production over the next three years is expected to average 272,500i ounces, reflecting continued high annual gold production levels in Manitoba and a smoothing of Pampacancha high grade gold zones in Peru over the 2023 to 2025 period, as further described below.

Peru’s three-year production guidance reflects continued higher copper and gold grades from Pampacancha into the third quarter of 2025. Mill ore feed throughout 2024 and 2025 is expected to revert to the typical one-third from Pampacancha and two-thirds from Constancia until the depletion of Pampacancha, unlike 2023 when a majority of the ore feed was from Pampacancha in the second half of the year. Gold production reflects a smoothing of Pampacancha high grade gold zones over the 2023 to 2025 period as additional high grade areas were mined in 2023 ahead of schedule, resulting in gold production exceeding 2023 guidance levels, and other high grade areas being deferred to 2025. Total expected gold production in Peru over the 2023 to 2025 period is higher than previous expectations with 2025 gold production now expected to total 80,000i, compared to 58,500i ounces in the company’s previous guidance.

Manitoba’s three-year production guidance reflects continued strong gold production levels averaging 185,000i ounces per year as the Snow Lake operations have achieved steady levels after the successful refurbishment and optimization of the New Britannia mill, the completion of the Stall mill recovery improvement program and the improvement in the quality of ore production and operating efficiencies at the Lalor mine. The production guidance anticipates Lalor operating at 4,500 tonnes per day and an increase in New Britannia mill throughput to 1,800 tonnes per day starting in 2024 given the mill has been consistently operating above its 1,500 tonnes per day nameplate capacity. Zinc production is expected to decline over the next three years as the Lalor mine continues to prioritize higher grade gold and copper zones.

British Columbia’s three-year production guidance reflects sequentially higher annual copper production as a result of the implementation of several improvement initiatives as part of the company’s stabilization plan. The Copper Mountain production guidance ranges in 2024 and 2025 are wider than typical ranges and coincide with the operation ramp up activities over the stabilization period. Copper production at the Copper Mountain mine is expected to increase by 32%i in 2026 compared to 2024, reflecting operational improvements consistent with the NI 43-101 technical report for Copper Mountain issued in December 2023.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2024 Guidance	2025 Guidance	2026 Guidance
Peru
Copper	tonnes	98,000 - 120,000	94,000 - 115,000	80,000 - 100,000
Gold	ounces	76,000 - 93,000	70,000 - 90,000	15,000 - 25,000
Silver	ounces	2,500,000 - 3,000,000	2,700,000 - 3,300,000	1,500,000 - 1,900,000
Molybdenum	tonnes	1,250 - 1,500	1,200 - 1,600	1,500 - 1,900

Manitoba
Gold	ounces	170,000 - 200,000	170,000 - 200,000	170,000 - 200,000
Zinc	tonnes	27,000 - 35,000	25,000 - 33,000	18,000 - 24,000
Copper	tonnes	9,000 - 12,000	8,000 - 12,000	10,000 - 14,000
Silver	ounces	750,000 - 1,000,000	800,000 - 1,100,000	800,000 - 1,100,000

British Columbia[2]
Copper	tonnes	30,000 - 44,000	30,000 - 45,000	44,000 - 54,000
Gold	ounces	17,000 - 26,000	24,000 - 36,000	24,000 - 29,000
Silver	ounces	300,000 - 455,000	290,000 - 400,000	450,000 - 550,000

Total
Copper	tonnes	137,000 - 176,000	132,000 - 172,000	134,000 - 168,000
Gold	ounces	263,000 - 319,000	264,000 - 326,000	209,000 - 254,000
Zinc	tonnes	27,000 - 35,000	25,000 - 33,000	18,000 - 24,000
Silver	ounces	3,550,000 - 4,455,000	3,790,000 - 4,800,000	2,750,000 - 3,550,000
Molybdenum	tonnes	1,250 - 1,500	1,200 - 1,600	1,500 - 1,900

[1] Metal reported in concentrate and doré is prior to smelting and refining losses or deductions associated with smelter terms.
[2] Represents 100% of the production from the Copper Mountain mine. Hudbay holds a 75% interest in the Copper Mountain mine.

i Calculated using the mid-point of the guidance range. All production estimates reflect the Copper Mountain mine on a 100% basis, with Hudbay owning a 75% interest in the mine.

CONSOLIDATED CAPITALIZATION

Since December 31, 2023, the date of the Annual Financial Statements, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis, which have not been disclosed in the Prospectus or the documents incorporated by reference herein. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities. The Company has filed this Prospectus in order to provide it with flexibility in managing its capital position and meeting its funding requirements and to facilitate timely access to the capital markets.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 - Shelf Distributions (“NI 44-102”).

Common Shares

The Company is authorized to issue an unlimited number of common shares, of which there were 350,998,128 common shares issued and outstanding as of March 27, 2024 (being the final trading day prior to the date of this Prospectus).

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Company is authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of March 27, 2024 (being the final trading day prior to the date of this Prospectus).

Preference shares may from time to time be issued and the Board of Directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into common shares at such rate and upon such basis as the Board of Directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preference Shares being offered thereby, which may include, without limitation, subject to the provisions of the CBCA and the constating documents of the Company, the following (where applicable):

•	the designation, rights, privileges, restrictions and conditions attaching to each series of Preference Shares of the series of Preference Shares being offered, and the maximum number of such series of Preference Shares that the Company is authorized to issue;

•	the aggregate number of Preference Shares offered;

•	the price at which the Preference Shares will be offered;

•	the currency for which the Preference Shares may be purchased (if other than Canadian dollars);

•	the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

•	the priority of the Preference Shares in respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company;

•	the price and the terms and conditions for redemption, if any, including whether redeemable at the Company’s option or at the option of the holder, the time period for redemption, and payment of any accumulated dividends;

•	the terms and conditions, if any, for conversion or exchange for shares of any other class of the Company or any other series of Preference Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	whether such Preference Shares will be listed on any securities exchange;

•	the terms and conditions of any share purchase plan or sinking fund;

•	the voting rights, if any;

•	any other rights, privileges, restrictions, or conditions;

•	certain material Canadian tax consequences of owning the Preference Shares; and

•	any other material terms and conditions of the Preference Shares.

Debt Securities

Debt Securities may be offered separately or together with other Securities, as the case may be. The following sets forth certain general terms and provisions of the Debt Securities offered under this Prospectus. The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be direct obligations of the Company and may be guaranteed by an affiliate or associate of the Company. Where the Debt Securities are guaranteed for all or substantially all of the payments to be made, such guarantees will be further described in the Prospectus Supplement. The Debt Securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as described in the applicable Prospectus Supplement. In the event of the insolvency or winding up of the Company, the subordinated indebtedness of the Company, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of the Company (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

The Company will deliver, along with this Prospectus, an undertaking to the securities regulatory authority in each of the provinces of Canada that the Company will, if any Debt Securities are distributed under this Prospectus, and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any Prospectus Supplement offering guaranteed Debt Securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of National Instrument 41-101 – General Prospectus Requirements.

The Debt Securities will be issued under one or more trust indentures (each, a “Trust Indenture”), in each case between the Company and one or more appropriately qualified financial institutions authorized to carry on business as a trustee in Canada and/or the United States, as may be required by applicable securities laws (each, an “Indenture Trustee”). The Trust Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended, and the CBCA. The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Indenture. A copy of the final, fully executed Indenture, together with any supplemental indenture and/or the form of note for any Debt Securities offered hereunder, will be filed by the Company with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR+ under the profile of the Company, which can be accessed at www.sedarplus.com, and will also be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC.

Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount, which may be authorized from time to time by the Company.

The particular terms of each issue of Debt Securities will be described in the related Prospectus Supplement. Such description will include, where applicable:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	the Indenture Trustee of the Debt Security under the Trust Indenture pursuant to which the Debt Securities are to be issued;

•	the designation and terms of any securities with which the Debt Securities will be offered, if any, and the number of Debt Securities that will be offered with each security;

•	whether the Debt Securities are subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms;

•	whether the Debt Securities will be subordinated to other liabilities of the Company and, if so, to what extent;

•	the material tax consequences of owning the Debt Securities, if any; and

•	any other material terms and conditions of the Debt Securities.

Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

The terms on which a series of Debt Securities may be convertible into or exchangeable for our Common Shares or any of our other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of Common Shares or other securities of the Company to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities. For greater certainty, any convertible or exchangeable Debt Securities shall only be convertible or exchangeable for underlying securities of the Company or an affiliate thereof.

Subscription Receipts

Subscription Receipts may be issued under a subscription receipt agreement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the applicable securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Subscription Receipts offered;

•	the price (including whether the price is payable in installments) at which the Subscription Receipts will be offered;

•	the manner of determining the offering price(s) of the Subscription Receipts;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	if applicable, the identity of the Subscription Receipt agent;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Warrants

Warrants may be offered separately or together with other Securities, as the case may be.

The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. The Warrants will be issued under a warrant indenture or a warrant agreement. The applicable Prospectus Supplement will include details of the warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	if applicable, the identity of the Warrant agent;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•	whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian and tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Units

Units may be offered separately or together with other Securities, as the case may be. Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the manner of determining the offering price(s) of the Units;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•	whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

We may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, in any combination, our common shares, preference shares, debt securities, subscription receipts, warrants or units.

We may designate agents to solicit purchases for the period of their appointment to sell securities on a continuing basis. Unless otherwise indicated in the relevant Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. If underwriters are used for a sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale.

A Prospectus Supplement will set forth the terms of the offering, including the name(s) of any underwriters, dealers or agents, the purchase price(s) of the securities, the proceeds to Hudbay from the sale of securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or paid to dealers may be changed from time to time.

The securities may be sold, from time to time in one or more transactions at a fixed price or prices that may be charged or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly or to TSX or NYSE or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchaser and during the distribution. If, in connection with the offering of securities at the initial offering price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers is less than the gross proceeds paid by the underwriters to Hudbay.

Unless otherwise indicated in the relevant Prospectus Supplement, the obligations of the underwriters to purchase the securities will be subject to various conditions precedent and the underwriters will be obligated to purchase all the relevant securities offered if any of such securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. Underwriters and agents may, from time to time, purchase and sell the securities described in this Prospectus and the relevant Prospectus Supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the securities or liquidity on the secondary market if one develops. From time to time, underwriters and agents may make a market in the securities.

Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the securities offered thereby, and any discounts or commissions they receive from us and any profit on their resale may be deemed to be underwriting discounts and commissions.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering of securities, other than an at-the-market distribution, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the Prospectus or Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Debt Securities pursuant to this Prospectus.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSX, on the NYSE and on the BVL under the symbol “HBM”. On March 27, 2024, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX and on the NYSE was C$9.38 and US$6.92, respectively.

Information regarding trading price and volume of the Securities will be provided as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the Annual Information Form, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

There is no guarantee that the Securities will earn any positive return in the short term or long term.

A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus and a future Prospectus Supplement.

Management of the Company may spend net proceeds received by the Company from a sale of Securities in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.

The Company cannot predict the size or nature of future sales or issuances of Securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	recommendations by securities research analysts;

•	shareholder activism and general market interest in our securities;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital goods and services;

•	changes in commodity prices;

•	changes in global financial markets and global economies and general market conditions, such as interest rates;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

There is currently no market through which the Securities, other than the Common Shares, may be sold.

As a consequence, purchasers may not be able to resell the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading markets, or that the Company will continue to meet the listing requirements of the TSX, NYSE, BVL or achieve listing on any other public stock exchange.

The Debt Securities may be unsecured and rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS

Certain of our operations and assets are located outside of Canada, and certain of our directors, namely Igor A. Gonzales, Jeane L. Hull, Carin S. Knickel, Stephen A. Lang and Daniel Muñiz Quintanilla, reside outside of Canada. Each of the above-mentioned directors have appointed Hudbay Minerals Inc., located at 25 York Street, Suite 800, Toronto, Ontario, CA, M5J 2V5 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the CBCA. A number of our directors and most of our officers and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We will file with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. Effective July 4, 2023, the WKSI Blanket Orders were extended to January 4, 2025. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

SCIENTIFIC AND TECHNICAL INFORMATION

The technical disclosure relating to the Company’s material mineral properties included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of Olivier Tavchandjian, the Company’s Senior Vice President, Exploration and Technical Services.

Olivier Tavchandjian is a “qualified person” as defined in NI 43-101, and is named as having prepared or certified a report under NI 43-101 referenced in this Prospectus, either directly or in a document incorporated by reference.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Company by Goodmans LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. To the knowledge of the Company, as at the date hereof, the partners and associates of Goodmans LLP, as a group, own less than 1% of the outstanding securities of the Company.

Olivier Tavchandjian, is a “qualified person” under NI 43-101 and is an employee of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP is the independent auditor of the Company and is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and with the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar of the Company is TSX Trust Company of Canada at its principal office in Toronto, Ontario.